Exhibit 99.1

NEWS RELEASE

NOVONIX Closes Investment and Supply Agreement with KORE Power

HIGHLIGHTS

•	NOVONIX to be exclusive supplier of graphite anode material to KORE Power
•	Five-year supply agreement initially 3,000 tonnes per annum beginning 2024
•	Subject to customer requirements, supply can ramp to 12,000 tonnes per annum
•	NOVONIX takes an approximate 5% stake in KORE Power with consideration 50% cash and 50% NVX shares
•	Partnership will advance the North American electrification economy and strengthen the domestic lithium-ion battery supply chain in North America

Brisbane, Australia & Coeur d’Alene, Idaho – January 31, 2022 – NOVONIX Limited (ASX: NVX,- OTC: NVNXF) (“NOVONIX”), an advanced battery materials and technology company, today announced the execution of definitive transaction agreements and closing of its investment and supply agreements with KORE Power, Inc. (“KORE Power”) to advance and strengthen the domestic lithium-ion battery supply chain.

The execution of the binding and definitive transaction agreements, including a Securities Purchase Agreement and Supply Agreement, closed in accordance with the terms set forth  in a non-binding letter of intent entered into between NOVONIX and KORE Power, as announced by NOVONIX on January 24, 2022. Under the terms of a Securities Purchase Agreement entered into between NOVONIX and KORE, NOVONIX has purchased 3,333,333 shares of KORE Power common stock (“Shares”) at an issue price of USD $7.50 per share, representing approximately 5% of the common equity of KORE Power. The aggregate offering price for the Shares of USD $25,000,000 has been paid in a combination of 50% cash, funded through NOVONIX’s existing cash holdings, and 50% through the issue of 1,974,723 of ordinary shares in NOVONIX (“NOVONIX Shares”) calculated at a price using a 5% discount to the 20-day VWAP ending three trading days prior to closing date.

“The completion of this transaction with KORE Power marks an important step towards establishing the domestic battery supply chain as the first large-volume contract of battery-grade synthetic graphite from a US-based supplier,” said Dr. Chris Burns, NOVONIX Co-Founder and CEO. “More than ever, the United States and its neighbors are realizing the importance of building a sustainable and energy-secure future. Our partnership with KORE Power is a testament to our commitment on executing on our phased growth plan and bringing large-scale production of high-performance battery synthetic graphite to the United States.”

“Our relationship with NOVONIX helps us secure the leading U.S. domestic supply of synthetic graphite anode materials and related technology for our U.S. manufacturing facility, which is positioned to operate at 12 GWh per year with net-zero carbon emissions due to this strategic partnership,” said KORE Power Co-Founder & CEO Lindsay Gorrill.

An Appendix 2A has been lodged with ASX today with respect to the NOVONIX Shares issued to KORE Power. The NOVONIX Shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, until such time as the Novonix Shares have been registered under the Securities Act of 1933 or pursuant to an applicable exemption from registration, which is expected to be for a period of six months. KORE Power has agreed to the application of a holding lock under the listing rules of the ASX until such time as the Novonix Shares have been registered under the United States Securities Act of 1933 or may otherwise be sold in the United States.

As part of the transaction, NOVONIX and KORE Power have also entered into a binding Supply Agreement, under which NOVONIX will become the exclusive supplier to KORE Power’s U.S. large scale battery cell manufacturing facility. NOVONIX will begin supplying graphite anode material at a rate of 3,000 tonnes per annum (“tpa”) beginning in 2024, and ramping up to approximately 12,000 tpa in 2027, subject to customer requirement. The Supply Agreement is for an initial term of five years, with automatic renewal for a subsequent five-year term. This is NOVONIX’s first significant volume offtake agreement as the company expands its production capacity at the new Riverside facility towards the target of 10,000 tpa of production capacity in 2023.

About NOVONIX
NOVONIX Limited is an integrated developer and supplier of high-performance materials, equipment and services for the global lithium-ion battery industry with operations in the U.S. and Canada and sales in more than 14 countries.

NOVONIX is a leading producer of synthetic graphite anode materials used in the making of lithium-ion batteries that power electric vehicles, personal electronics, medical devices and energy storage units. NOVONIX’s anode materials business is based in Chattanooga, Tennessee, where its goal is to increase capacity to produce 10,000 metric tons per year of synthetic graphite by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030. NOVONIX, which has operations in the U.S. and Canada, is also a global supplier of advanced battery-testing services.

NOVONIX’s mission is to enable a clean energy future by producing longer-life and lower-cost battery materials and technologies.

About KORE Power
KORE Power, Inc., is the leading U.S.-based developer of battery cell technology for the clean energy industry. With clients in energy storage, e-mobility, utility, industrial and mission-critical markets, KORE Power provides the backbone for decarbonization across the globe. Optimized by its battery management system, KORE Power designs and manufactures its proprietary NMC and LFP cells, VDA modules and packs. Through the construction and operations of its large-scale battery cell manufacturing facility in the U.S., KORE is positioned to operate at 12 GWh per year capacity. The facility (the “KOREPlex”) will operate with net-zero carbon emissions through strategic partnerships and solar and storage co-generation.

KORE Power’s differentiated approach provides customers with direct access, unparalleled service, superior technology and Tier 1 product availability. Focused on building sustainable communities, clean energy jobs and green economic expansion, KORE Power is proud to offer a functional solution to real-world problems and fulfill market demand to deliver a zero-carbon future. The KOREPlex is expected to come to Buckeye Arizona and be the anchor to the development of the Sustainable Valley by the end 2023.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This press release contains forward-looking statements about NOVONIX and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements that relate to the expected benefits of the potential transaction (including future opportunities) and any other statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

For NOVONIX Limited:

Stefan Norbom (Investors)
IR@novonixgroup.com

Kiki O’Keeffe (Media)
Media@novonixgroup.com

For KORE Power:

Aleysha Newton
Director of Marketing
Phone: +1 208 758 9392
Email: anewton@korepower.com